                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of May 14, 1998

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


        Form 20-F   X                                Form 40-F
                   ---                                         ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes   X                                      No
             ---                                        ---

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

UK:   7:30 am BST Thursday       US:   2:30 am EDT Thursday
      May 14, 1998                     May 14, 1998


Please contact:

    Richard Van Hoesen                    US 650-404-7019
      Senior Vice President
      Chief Financial Officer

    Giles Sanderson/Edward Bridges        UK 0171-831-3113
      Financial Dynamics

Micro Focus First Quarter Earnings Increase 125% on 50% Revenue Growth
================================================================================

London, England and Mountain View, California, May 14, 1998 - Micro Focus Group Plc (NASDAQ: MIFGY; London Stock Exchange: MICF) today announced results for the fiscal first quarter ended April 30, 1998. Net revenue for the quarter increased nearly 50% to USD 48.7 million, compared with USD 32.5 million in the first quarter of fiscal 1998. Net income for the quarter grew 125% to USD 5.3 million compared with USD 2.4 million for the first quarter of fiscal 1998 and diluted earnings per ordinary share were USD 0.06 per share compared with USD 0.03 for the first quarter of 1998. Diluted earnings per American Depository Share were USD 0.32 compared with USD 0.15 for the first quarter of 1998.

"We are very pleased with our first quarter performance," said Martin Waters, President and CEO. We believe that these growth rates confirm our strategy of enabling our customers to continuously transform and renew their legacy enterprise applications for use well into the next century. Our performance reflected a balanced contribution from all product segments and territories, and substantial year-over-year growth in both Application Transformation and consulting. With this strong start to the year and the success of our combined product and service offerings, we are confident about our prospects for growth for the remainder of the fiscal year."

"We ended the quarter with a very strong balance sheet," said Richard Van Hoesen, Senior Vice President and CFO. "We had nearly USD 93 million in cash and sharply lower accounts receivable balances. Operationally, we are investing in our products, distribution and the growth of our services business, while continuing to generate significant cash. Our operating margin, at 14.4%, was nearly double the operating margin in the first quarter a year ago."

In UK Sterling terms, net revenue for the first quarter of 1999 increased 58% to GBP 29.4 million, from GBP 18.6 million for the first quarter of 1998. Net income grew 149% to GBP 3.4 million versus GBP 1.4 million for the 1998 first quarter. Diluted earnings per ordinary share were 4.2 pence per share in 1999 compared with 1.8 pence per ordinary share for the first quarter of 1998.

Summary financial results are as follows:

                                      U.S. Dollars       U.K. Pounds

Three months ended April 30,        1998     1997     1998     1997

 Net revenue                        48.7m    32.5m    29.4m    18.6m
 Net income                          5.4m     2.4m     3.4m     1.4m
 EPS - Basic per ordinary share      0.07     0.03     4.3p     1.8p
    Diluted per ordinary share       0.06     0.03     4.2p     1.8p
    Diluted per ADS equivalent       0.32     0.15        -        -


Micro Focus also reported the resignation of Ron Forbes as a director of the company and as vice president, international finance effective today, because of his need to pursue family business interests. The board expresses its appreciation for Mr. Forbes' contributions to the Group over the last 14 years and wishes him well in the future.


    Micro Focus (NASDAQ: MIFGY) provides solutions for developing and managing enterprise applications that run on IBM (NYSE: IBM) mainframes. The company's solutions allow enterprises to carry forward the value of the legacy application base by transforming them for use with newer computing technologies such as distributed computing and the Internet. The company's products and services deliver outstanding value and shorten time-to-solution through an analysis and understanding of legacy applications. Micro Focus solutions include mainframe application development and maintenance solutions, Year 2000 compliance solutions and distributed computing solutions for UNIX, Microsoft (NASDAQ:MSFT) Windows NT and the World Wide Web. Micro Focus solutions integrate with technology offered by Unisys (NYSE:UIS), PeopleSoft (NASDAQ:PSFT), Mercury Interactive (NASDAQ:MERQ) and others. The Micro Focus customer and partner base includes many global 500 companies, including Hewlett Packard Company (NASDAQ:HWP), Microsoft Corporation (NASDAQ:MSFT), Oracle Corporation (NASDAQ:ORCL), Sun Microsystems Incorporated (NASDAQ:SUNW), The Boeing Company (NASDAQ:BA), Computer Sciences Corporation (NASDAQ:CSC) and Bank of America Corporation (NASDAQ:BAC), EDS and Andersen Consulting. Micro Focus is located in the US at 701 East Middlefield Road, Mountain View, California 94043 - telephone 650-938- 3700 and in the UK at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN - telephone 01635 32646. For additional information on Micro Focus and its products, visit the Micro Focus Web site at http://www.microfocus.com.

    The financial information contained in this report does not constitute statutory accounts as defined in section 240 of the UK Companies Act 1985. The figures for the year ended January 31, 1998 are based on the audited financial statements which are to be filed with the UK Registrar of Companies; the auditors' reports on both the UK and US financial statements for the year ended January 31, 1998 were unqualified. Copies of the Annual Report for the year ended January 31, 1998 are available upon request to the Company Secretary of Micro Focus at the Registered Office, The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, England, RG14 1QN. Following established Micro Focus practice, the directors do not intend to recommend the payment of a dividend.

    The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act 1995: This announcement contains forward-looking statements that involve a number of risks and uncertainties. There are certain important factors that could cause results to differ materially from those anticipated by the statements made herein. Factors that could cause actual results to differ materially include, among others, the ability of Micro Focus to develop and release to the market products and services that meet the needs of the Company's customers in the highly dynamic market for application development tools, the potential need for development tools to shift based on changes in underlying technology standards coming into use, the potential for a decrease in net revenue which may be caused by delays in the timing of the delivery of products or services, the effect of competitors' efforts to enter the Company's markets, and the ability of the Company to effectively manage its costs against uncertain revenue expectations. Further information on potential factors which could affect the Company's financial results is included in the Company's Form 20-F for the fiscal year ended January 31, 1997 and the Company's Form 6-K reports for the quarters ended April 30, July 31 and October 31, all as filed with the SEC, as they may be updated or amended with future filings.


    Micro Focus is a registered trademark of Micro Focus. All other companies and products as they appear in this release are trademarks or registered trademarks of their respective owners.

MICRO FOCUS GROUP PLC - FIRST QUARTER ENDED APRIL 30, 1998 CONSOLIDATED STATEMENTS OF INCOME - IN US FORMAT
-------------------------------------------------------------------
(Unaudited)                                   Three month ended
in thousands of US dollars                         April 30
(except per share and ADS data)                 1998        1997
-------------------------------------------------------------------
Net revenue
 Product revenue                                29,542      17,892
 Maintenance revenue                            13,015      12,683
 Service revenue                                 6,093       1,958
-------------------------------------------------------------------
 Total net revenue                              48,650      32,533
-------------------------------------------------------------------
Cost of revenue
 Cost of product revenue                         2,116       2,177
 Cost of maintenance revenue                     3,438       2,823
 Cost of service revenue                         4,243       2,310

-------------------------------------------------------------------
 Total cost of revenue                           9,797       7,310
-------------------------------------------------------------------
Gross profit                                    38,853      25,223
-------------------------------------------------------------------
Operating expenses
 Research and development                        8,378       8,527
 Sales and marketing                            19,217      11,987
 General and administrative                      4,267       2,178
-------------------------------------------------------------------
 Total operating expenses                       31,862      22,692
-------------------------------------------------------------------
Income from operations                           6,991       2,531
Interest income, net                             1,096         983
-------------------------------------------------------------------
Income before income taxes                       8,087       3,514
Income taxes                                    (2,750)     (1,139)
-------------------------------------------------------------------
Net income                                       5,337       2,375
-------------------------------------------------------------------
Net income per share: basic                      $0.07       $0.03
Net income per ADS: basic                        $0.34       $0.15

Weighted average number of shares
 outstanding (thousands): basic                 79,483      77,767
Shares converted to ADS equivalent
 (thousands)                                    15,897      15,553
-------------------------------------------------------------------
Net income per share: diluted                    $0.06       $0.03
Net income per ADS: diluted                      $0.32       $0.15

Weighted average number of shares
 outstanding (thousands): diluted               84,191      80,755
Shares converted to ADS equivalent
 (thousands)                                    16,838      16,151
===================================================================
 Note:
 Shares and per-share data for all periods presented above reflect the 5-for-1 stock split of the Company's ordinary shares, which was effective as of the close of business on March 13, 1998. The Company's American Depositary Shares ("ADSs") did not split, although the conversion rights of such ADSs have been adjusted such that each ADS represents five ordinary shares. Per share earnings are also shown on an ADS equivalent basis.

MICRO FOCUS GROUP PLC - FIRST QUARTER ENDED APRIL 30, 1998 CONSOLIDATED BALANCE SHEETS - IN US FORMAT
-------------------------------------------------------------------
in thousands of US dollars                   April 30  January 31
                                               1998        1998
                                            (unaudited)
-------------------------------------------------------------------
Assets
Current assets:
 Cash and cash equivalents                      52,377      48,174
 Short-term investments                         40,448      36,316
 Accounts receivable, net                       39,074      47,798
 Inventories                                       421         519
 Prepaid expenses and other assets               3,787       2,833
-------------------------------------------------------------------
Total current assets                           136,107     135,640
-------------------------------------------------------------------
Fixed assets:
 Property, plant and equipment, net             40,224      39,083
 Goodwill, net                                   4,883       5,346
 Software product assets, net                   19,824      20,328
-------------------------------------------------------------------
Total assets                                   201,038     200,397
-------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities:
 Bank loans                                      1,663       1,652
 Accounts payable                                6,346       6,957
 Accrued employee compensation                   7,568      12,383
 Income taxes payable                           12,926      10,459
 Deferred revenue                               29,208      32,848
 Other current liabilities                      11,643      12,085
-------------------------------------------------------------------
Total current liabilities                       69,354      76,384
-------------------------------------------------------------------
Long-term debt and other liabilities                18          20
Deferred income taxes                            9,463       9,159
-------------------------------------------------------------------
Total liabilities                               78,835      85,563
-------------------------------------------------------------------
Shareholders' equity:
 Ordinary shares                                 2,547       2,546
 Additional paid-in capital                     34,731      33,362
 Unrealized gain on available-for-sale
         securities, net of tax                    (28)         44
 Treasury stock                                 (7,769)     (7,769)
 Retained earnings                              94,356      89,019
 Currency translation adjustment                (1,634)     (2,368)
-------------------------------------------------------------------
 Total shareholders' equity                    122,203     114,834
-------------------------------------------------------------------
Total liabilities and
         shareholders' equity                  201,038     200,397
===================================================================

MICRO FOCUS GROUP PLC - FIRST QUARTER ENDED APRIL 30, 1998 CONSOLIDATED PROFIT AND LOSS ACCOUNT - IN UK FORMAT
-------------------------------------------------------------------
(Unaudited)                                   Three months ended
in thousands of GB pounds                          April 30
(except per share data)                         1998        1997
-------------------------------------------------------------------
Revenue
 Product revenue                                17,814      10,099
 Maintenance revenue                             7,870       7,293
 Service revenue                                 3,685       1,183
-------------------------------------------------------------------
 Total revenue                                  29,369      18,575
-------------------------------------------------------------------
Cost of revenue
 Cost of product revenue                         1,278       1,484
 Cost of maintenance revenue                     2,077       1,289
 Cost of service revenue                         2,563       1,760
-------------------------------------------------------------------
 Total cost of revenue                           5,918       4,533
-------------------------------------------------------------------
Gross profit                                    23,451      14,042
-------------------------------------------------------------------
Operating expenses
 Research and development                        5,065       4,737
 Sales and marketing                            11,604       6,606
 General and administrative                      2,300       1,142
-------------------------------------------------------------------
Total operating expenses                        18,969      12,485
-------------------------------------------------------------------
Operating profit                                 4,482       1,557
Interest income, net                               601         498
-------------------------------------------------------------------
Profit before taxation                           5,083       2,055
Taxation                                        (1,652)       (678)
-------------------------------------------------------------------
Profit after taxation                            3,431       1,377
-------------------------------------------------------------------
Earnings per share: basic                         4.3p        1.8p
Earnings per share: diluted                       4.2p        1.8p
===================================================================
 Note:
 Earnings per share for all periods presented above reflect the 5-for-1 sub-division of the Company's ordinary shares, which took place as at the close of business on March 13, 1998.

MICRO FOCUS GROUP PLC - FIRST QUARTER ENDED APRIL 30, 1998 CONSOLIDATED BALANCE SHEET - IN UK FORMAT
-------------------------------------------------------------------
in thousands of GB pounds                     April 30  January 31
                                               1998        1998
                                            (unaudited)
-------------------------------------------------------------------
Fixed assets
 Intangible fixed assets                        11,871      12,394
 Tangible fixed assets                          24,091      23,836
 Investment                                      4,886       4,886
-------------------------------------------------------------------
Total fixed assets                              40,848      41,116
-------------------------------------------------------------------
Current assets
 Stock                                             252         317
 Trade debtors                                  23,397      29,145
 Other debtors and prepaid expenses              2,226       1,728
 Cash and bank deposits                         55,584      51,518
-------------------------------------------------------------------
Total current assets                            81,459      82,708
-------------------------------------------------------------------
Creditors: amounts falling due within one year:
 Bank loans and overdrafts                         996       1,007
 Trade creditors                                 3,800       4,241
 Accrued employee compensation                   4,532       7,481
 Current corporation tax                         7,739       6,428
 Accrued expenses and
      other current liabilities                  7,141       7,326
 Deferred revenue                               17,315      20,030
-------------------------------------------------------------------
Total current liabilities                       41,523      46,513
-------------------------------------------------------------------
Net current assets                              39,936      36,195
-------------------------------------------------------------------
Total assets less current liabilities           80,784      77,311
Creditors: amounts falling due
      after more than one year                      11          12
Provision for liabilities and charges:
 Deferred taxation                               6,406       6,407
-------------------------------------------------------------------
Net assets                                      74,367      70,892
-------------------------------------------------------------------

Capital and reserves
 Called up share capital                         1,612       1,588
 Share premium account                          31,022      30,196
 Profit and loss account                        41,733      39,108
-------------------------------------------------------------------
Total shareholders' funds                       74,367      70,892
===================================================================

                              ***  ENDS  ***





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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        Micro Focus Group Public Limited Company
                                        ----------------------------------------
                                                      (Registrant)


Date: May 14, 1998                By: /s/ Richard Van Hoesen
                                      ----------------------------------
                                      Richard Van Hoesen, Sr. Vice President
                                      and Chief Financial Officer